Exhibit 99.1

FOR IMMEDIATE RELEASE	February 8, 2007

NOVA Chemicals announces Board of Directors changes
James M. Stanford will succeed J.E. (Ted) Newall as Chairman
Chris Pappas, Chief Operating Officer, is appointed as a director

Pittsburgh, PA - NOVA Chemicals Corporation (NYSE, TSX: NCX) today announced that J.E. (Ted) Newall, Chairman of the Board of Directors of NOVA Chemicals, will step down as planned at the end of his current term at the annual shareholder meeting on April 12, 2007. Also today, the Company announced that James M. Stanford has been elected by the Board to succeed Mr. Newall as Chairman, and Chris Pappas, NOVA Chemicals’ Chief Operating Officer, has been appointed to the Board of Directors of NOVA Chemicals. Mr. Stanford will take on his new role pending his re-election by shareholders during the Company’s annual shareholder meeting. Mr. Pappas’ appointment is effective immediately and he will stand for election at the Company’s annual shareholder meeting.

Newall, a director of NOVA Chemicals or its predecessor companies since August 1991, was elected to the role of Chairman in July 1998. “On behalf of NOVA Chemicals, I would like to thank Ted Newall for his truly outstanding leadership during his tenure as Chairman,” said Mr. Stanford.

Jeffrey M. Lipton, President and CEO of NOVA Chemicals said, “The NOVA Chemicals management team and I would like to thank Ted for his tremendous support and counsel during the start-up and operation of our company in a highly volatile marketplace.  We couldn’t have had a better Chairman.  We look forward to continued strong Board leadership under Jim Stanford.”

NOVA Chemicals produces plastics and chemicals that are essential to everyday life.  Our employees develop and manufacture materials for customers worldwide that produce consumer, industrial and packaging products. NOVA Chemicals works with a commitment to Responsible Care® to ensure effective health, safety, security and environmental stewardship.  Company shares are traded on the Toronto and New York stock exchanges as NCX.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:

Greg Wilkinson – Vice President, Public Affairs

Tel: 412.490.4166

E-mail:  wilkinga@novachem.com

Investor Relations inquiries, please contact:

Chris Bezaire – Vice President, Investor Relations

Tel: 412.490.5070

E-mail: chris.bezaire@novachem.com

Biographical information and photographs are available upon request.

Responsible Care® is a registered trademark of the Canadian Chemical Producers Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.